Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calix, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-209732, 333-202496, 333-194054, 333-185025, 333-172379, and 333-166245) of Calix, Inc. of our report dated February 28, 2017, with respect to the consolidated balance sheet of Calix, Inc. and subsidiaries as of December 31, 2016, and the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for the year ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Calix, Inc.

/s/ KPMG LLP
San Francisco, California
February 28, 2017